UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Planet 13 Holdings Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

72706k101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72706k101	13G/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Larry Scheffler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
1,172,490 (1)
		6	SHARED VOTING POWER
38,578,970 (please see item 2 where Larry Scheffler shares such voting power with Scheffler RX LLC, Thirteen, LLC, and Scheffler Family Limited Partnership) (2)
		7	SOLE DISPOSITIVE POWER
1,172,490 (1)
		8	SHARED DISPOSITIVE POWER
38,578,970 (please see item 2 where Larry Scheffler shares such voting power with Scheffler RX LLC, Thirteen LLC, and Scheffler Family Limited Partnership) (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,751,460 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.03% (3)
12	TYPE OF REPORTING PERSON*
IN

(1) Includes: (i) 891,235 shares of the Issuer's common shares ("Common Shares") of which Mr. Larry Scheffler ("Mr. Scheffler") is the beneficial owner and (ii) 281,255 shares of the Issuer's Common Shares that Mr. Scheffler has the right to obtain as a result of the vesting of 281,255 Restricted Share Units ("Restricted Share Units") on December 1, 2022, at a ratio of one Common Share for each Restricted Share Unit.

(2) Includes: (i) 33,016,470 of the Issuer's Common Shares of which Scheffler RX LLC is the beneficial owner, (ii) 5,000,000 of the Issuer's Common Shares of which Thirteen, LLC is the beneficial owner, and (iii) 562,500 of the Issuer's Common Shares of which Scheffler Family Limited Partnership is the beneficial owner.

CUSIP No. 72706k101	13G/A	Page 3 of 13 Pages

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Scheffler RX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
33,016,470 (please see item 2 where Larry Scheffler shares such voting power with Scheffler RX LLC) (4)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
33,016,470 (please see item 2 where Larry Scheffler shares such voting power with Scheffler RX LLC) (4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,016,470 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
14.99% (3)
12	TYPE OF REPORTING PERSON*
OO

(4) Includes 33,016,470 of the Issuer's Common Shares of which Scheffler RX LLC is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Thirteen, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		5,000,000 (please see item 2 where Larry Scheffler shares such voting power with Thirteen, LLC) (5)
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		5,000,000 (please see item 2 where Larry Scheffler shares such voting power with Thirteen, LLC) (5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.27% (3)
12	TYPE OF REPORTING PERSON*
OO

(5) Includes 5,000,000 of the Issuer's Common Shares of which Thirteen, LLC is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Scheffler Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❏ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0
		6	SHARED VOTING POWER
562,500 (please see item 2 where Larry Scheffler shares such voting power with Scheffler Family Limited Partnership) (6)
		7	SOLE DISPOSITIVE POWER
0
		8	SHARED DISPOSITIVE POWER
562,500 (please see item 2 where Larry Scheffler shares such voting power with Scheffler Family Limited Partnership) (6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
562,500 (please see item 2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❏
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.26% (3)
12	TYPE OF REPORTING PERSON*
PN

(6) Includes 562,500 of the Issuer's Common Shares of which Scheffler Family Limited Partnership is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 72706k101	13G/A	Page 7 of 13 Pages

Item 1 (a). Name of Issuer:

Planet 13 Holdings Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

2548 West Desert Inn Road, Suite 100

Las Vegas, Nevada 89109

United States

Item 2 (a). Name of Person Filing:

Please see item 2(c) below.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

Please see item 2(c) below.

Item 2 (c). Citizenship:

Larry Scheffler is the Co-Chief Executive Officer of Planet 13 Holdings Inc., having his principal place of business at 2548 West Desert Inn Road, Suite 100, Las Vegas, Nevada 89109, United States. He is a U.S. citizen.

Scheffler RX LLC, is a Nevada Limited Liability Company with a registered address of 2600 Paseo Verde Pkwy, Suite 200, Henderson, NV 89074, United States.

Thirteen, LLC is a Nevada Limited Liability Company with a registered address of 2600 Paseo Verde Pkwy, Suite 200, Henderson, NV 89074, United States.

Scheffler Family Limited Partnership is a Nevada Limited Partnership with a registered address of 2600 Paseo Verde Pkwy, Suite 200, Henderson, NV 89074, United States.

Item 2 (d). Title of Class of Securities:

Common Shares, no par value.

Item 2 (e).  CUSIP Number:

72706k101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d- 1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person, in accordance with Rule 13d- 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3):

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

CUSIP No. 72706k101	13G/A	Page 8 of 13 Pages

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(k). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 72706k101	13G/A	Page 9 of 13 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Larry Scheffler

(a) Amount beneficially owned: 39,751,460

(b) Percent of class: 18.03% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,172,490 (1)

(ii) Shared power to vote or to direct the vote: 38,578,970 (shared power with Scheffler RX LLC, Thirteen LLC, and Scheffler Family Limited Partnership) (2)

(iii) Sole power to dispose or to direct the disposition of: 1,172,490 (1)

(iv) Shared power to dispose or to direct the disposition of: 38,578,970 (shared power with Scheffler RX LLC, Thirteen LLC, and Scheffler Family Limited Partnership) (2)

Scheffler RX LLC

(a) Amount beneficially owned: 33,016,470 (4)

(b) Percent of class: 14.99% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 33,016,470 (shared power with Larry Scheffler) (4)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 33,016,470 (shared power with Larry Scheffler) (4)

Thirteen, LLC

(a) Amount beneficially owned: 5,000,000 (5)

(b) Percent of class: 2.27% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,000,000 (shared power with Larry Scheffler) (5)

CUSIP No. 72706k101	13G/A	Page 10 of 13 Pages

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,000,000 (shared power with Larry Scheffler) (5)

Scheffler Family Limited Partnership

(a) Amount beneficially owned: 562,500 (6)

(b) Percent of class: 0.26% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 562,500 (shared power with Larry Scheffler) (6)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 562,500 (shared power with Larry Scheffler) (6)

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 72706k101	13G/A	Page 11 of 13 Pages

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

(1) Includes: (i) 891,235 shares of the Issuer's common shares ("Common Shares") of which Mr. Larry Scheffler ("Mr. Scheffler") is the beneficial owner and (ii) 281,255 shares of the Issuer's Common Shares that Mr. Scheffler has the right to obtain as a result of the vesting of 281,255 Restricted Share Units ("Restricted Share Units") on December 1, 2022, at a ratio of one Common Share for each Restricted Share Unit.

(2) Includes: (i) 33,016,470 of the Issuer's Common Shares of which Scheffler RX LLC is the beneficial owner, (ii) 5,000,000 of the Issuer's Common Shares of which Thirteen, LLC is the beneficial owner, and (iii) 562,500 of the Issuer's Common Shares of which Scheffler Family Limited Partnership is the beneficial owner.

(3) Based upon 220,227,361 of the Issuer's Common Shares, no par value, issued and outstanding as of November 10, 2022, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

(4) Includes 33,016,470 of the Issuer's Common Shares of which Scheffler RX LLC is the beneficial owner.

(5) Includes 5,000,000 of the Issuer's Common Shares of which Thirteen, LLC is the beneficial owner.

(6) Includes 562,500 of the Issuer's Common Shares of which Scheffler Family Limited Partnership is the beneficial owner.

CUSIP No. 72706k101	13G/A	Page 12 of 13 Pages

Item 10.  Certification. By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

LARRY SCHEFFLER

By:	/s/ Larry Scheffler
Larry Scheffler

SCHEFFLER RX LLC

By:	/s/ Larry Scheffler
Larry Scheffler

THIRTEEN, LLC

By:	/s/ Larry Scheffler
Larry Scheffler

SCHEFFLER FAMILY LIMITED PARTNERSHIP

By:	/s/ Larry Scheffler
Larry Scheffler

CUSIP No. 72706k101	13G/A	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)